Exhibit 12

AMERICAN AIRLINES, INC.

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Three Months Ended March 31,
	2012	2011
Loss:
Loss before income taxes	$(1,676)	$(431)

Add: Total fixed charges (per below)	413	419

Less: Interest capitalized	12	7

Total earnings (loss) before income taxes	$(1,275)	$(19)

Fixed charges:
Interest	$170	$162

Portion of rental expense representative of the interest factor	227	251

Amortization of debt expense	16	6

Total fixed charges	$413	$419

Ratio of earnings to fixed charges	—	—

Coverage deficiency	$1,688	$438